30 March 2000

Ref: 27/00

TINTAYA OXIDE PROJECT ENGINEERING WORK

PROGRESSES

The Broken Hill Proprietary Company Limited (BHP) today announced that it has awarded the Engineering, Procurement and Construction Management (EPCM) contract for its Tintaya Copper Oxide Project to Kvaerner E&C, a division of Kvaerner USA .

The original feasibility study and 40 per cent of detailed engineering was completed in 1998 by Bechtel. Since that time additional value-added studies and geological work has been completed.

The Tintaya Copper Oxide Project forms part of BHP's efforts to deliver value-creating growth opportunities from brownfields extensions. Completion of an updated feasibility study is expected by July 2000.

Subject to Board approval, construction time for the Oxide Project will be around

12 months. Annual production is expected to average 35 000 metric tonnes of Grade 'A' cathode at a direct cash cost of less than 40 cents per pound.

The Oxide Project will increase the total Tintaya production to more than 110 000 tonnes of copper per annum and will significantly reduce its integrated unit cash costs.

Production of oxide is expected as early as the first half of 2002, with full production forecast to be achieved within three months of commissioning.

The Tintaya Oxide Project is located close to the Tintaya Sulfide operation in BHP's Altiplano copper/ gold district. BHP has assembled a land package of more than 90 000 hectares, securing a major portion of this highly prospective region.

A focused exploration program has identified over 10 targets over the past three years. Definition drilling has proven up the following reserves within a 10 km radius of the Tintaya plantsite:

Antapaccay Cu/Au porphyry:

  Two mineralized bodies with an inferred geologic resource of 383 million tonnes

@ 0.89% Cu, 0.16 g/t Au (0.5% Cu cut-off)
  Recent technical studies have investigated the economics of building a stand- alone concentrator with a capacity of either 31 000 tpd or 50 000 tpd

Coroccohuayco skarn:

  A skarn deposit with a mineral resource of 155 million tonnes @ 1.57% Cu,

0.16 g/t Au and 6.3 g/t Ag (0.55% Cu cut-off)

Ccatun Pucara:

  A skarn deposit located within one kilometre of Coroccohuayco with a mineral resource of 24 million tonnes @ 1.44% Cu (0.55% Cu cut-off)

Drilling is planned for seven new targets over the next four months. These targets are located within 10 kilometres of the existing Tintaya plant and were defined on the basis of favorable geology supported by airborne and ground geophysics.

All of the targets exist on BHP owned or controlled ground. In addition, local and district exploration is in progress and more will be funded in coming years.

BHP Tintaya was Peru's third largest copper operation in 1999, as well as the country's sixth largest producer of gold. It presently processes more than 16 000 mtpd of skarn copper ores at an average grade of 1.6% and produces in excess of 85 000 tonnes of copper contained in 290 000 metric tonnes of copper concentrates per year.

Contact:

MEDIA RELATIONS:

Mandy Frostick

Manager Media Relations - Melbourne

Ph: +61 3 9609 4157

Mob: +61 419 546 245

Michael Buzzard

Senior Media Relations Advisor - Melbourne

Ph: +61 3 9609 3709

Mob: +61 417 914 103

INVESTOR RELATIONS:

Dr Robert Porter

Vice President Investor Relations - Melbourne

Ph: +61 3 9609 3540

Mob: +61 419 587 456

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030